

Mail Stop 3561

December 15, 2016

Thomas M. O'Flynn
Executive Vice President and Chief Financial Officer
The AES Corporation
4300 Wilson Boulevard, Suite 1100
Arlington, Virginia 22203

> **Re:** **The AES Corporation**
> **Form 8-K Filed August 5, 2016**
> **Response Dated October 4, 2016**
> **File No. 1-12291**

Dear Mr. O'Flynn:

We have reviewed your October 4, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2016 letter.

Exhibit 99.1

Non-GAAP Financial Measures

1. We have read your response to comment 1. We believe your presentation is inconsistent with Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise accordingly.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Christine Adams, Staff Accountant at (202) 551-3363 with any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant